UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WESTERN ALLIANCE BANCORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

957638 10 9

(CUSIP Number)

Western Alliance Bancorporation

2700 West Sahara Avenue

Las Vegas, NV 89102

Phone: (702) 248-4200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957638 10 9	Page 2 of 6

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,464,178
8. Shared Voting Power 0
9. Sole Dispositive Power 3,464,178
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,464,178
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 11.4%*
14.	Type of Reporting Person IN

* Based on 30,413,953 shares of the issuer’s common stock outstanding as of April 25, 2007.

CUSIP No. 957638 10 9	Page 3 of 6

SCHEDULE 13D/A

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by Marianne Boyd Johnson with the U.S. Securities and Exchange Commission on October 21, 2005 (the “Schedule 13D”). The Schedule 13D is hereby amended to reflect a distribution of shares of the issuer’s common stock for estate planning purposes from certain entities whose shareholdings Ms. Johnson may be deemed to beneficially own, and is hereby restated in its entirety to read as set forth herein.

Item 1. Security and Issuer

The Schedule 13D, as amended and restated as set forth herein (this “Statement”), relates to shares of the common stock, $0.0001 par value per share, of Western Alliance Bancorporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, NV 89102.

Item 2. Identity and Background

This Statement is filed on behalf of Marianne Boyd Johnson, whose business address is c/o Western Alliance Bancorporation, Attn: Corporate Secretary, 2700 West Sahara Avenue, Las Vegas, NV 89102.

Ms. Johnson is presently employed as Senior Vice President and serves as Vice Chairman of the Board of Directors of Boyd Gaming Corporation, a diversified owner of gaming entertainment properties whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169. Ms. Johnson has also served as a member of the Company’s board of directors since it was established in 1995. Ms. Johnson has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ms. Johnson is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

Item 4. Purpose of Transaction

On October 12, 2005, William S. Boyd (Ms. Johnson’s father) resigned as trustee of the Boyd-05 Grantor Retained Annuity Trust #1, the Boyd-05 Grantor Retained Annuity Trust #2 and the Boyd-05 Grantor Retained Annuity Trust #3 (collectively, the “GRATs”), each of which was established by Mr. Boyd. The GRATs collectively held 3,988,847 shares of the Company’s common stock on October 12, 2005. Pursuant to the terms of each of the GRATs, Ms. Johnson succeeded Mr. Boyd as trustee upon his resignation.

The change in trustees under the GRATs was effected for estate planning purposes. No pecuniary interest in any of the Company’s securities was transferred as a result of Ms. Johnson’s becoming trustee under the GRATs, and no funds or other consideration was paid in connection therewith.

On April 25, 2007, (i) the GRATs distributed an aggregate of 627,392 shares of the Company’s common stock to Mr. Boyd, the beneficiary of the GRATs, (ii) the BG-05 Limited Partnership (whose shareholdings Ms. Johnson may be deemed to beneficially own as a result of her service as trustee of a trust which serves as the general partner thereof) distributed shares of the Company’s common stock to its partners, causing Ms. Johnson to no longer have investment control over 756 of the distributed shares, (iii) in connection with the aforementioned distribution of shares from the BG-05 Limited Partnership, Ms. Johnson distributed 20 shares of

CUSIP No. 957638 10 9	Page 4 of 6

the Company’s common stock to The Marianne E. Boyd Trust, dated March 7, 1989, and 1,261 shares of the Company’s common stock to the Marianne Boyd Johnson-05 Western Grantor Retained Annuity Trust #1, which in turn transferred 1,261 shares of the Company’s common stock to The Marianne E. Boyd Trust.

The aforementioned distribution from the GRATs and the BG-05 Limited Partnership and subsequent transfers described in the foregoing paragraph were effected for estate planning purposes. No pecuniary interest in any of the Company’s securities was transferred as a result of the transfers, and no funds or other consideration was paid in connection therewith.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service on the Board of Directors of the Company.

Other than as set forth above and in her capacity as a director of the Company, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. Ms. Johnson holds dispositive and voting power over an aggregate of 3,464,178 shares of the Company’s common stock, consisting of:

•	738,373 shares held as trustee of the Boyd-05 Grantor Retained Annuity Trust #1;

•	1,158,891 shares held as trustee of the Boyd-05 Grantor Retained Annuity Trust #2;

•	946,870 shares held as trustee of the Boyd-05 Grantor Retained Annuity Trust #3;

•	9,638 shares held as trustee of The William R. Boyd and Myong Boyd Children’s Trust;

•	293,065 shares held as trustee of The Marianne E. Boyd Trust, dated March 7, 1989;

•	72,010 shares held directly by Ms. Johnson;

•	238,681 shares held by BG-05 Limited Partnership (through The Marianne E. Boyd Trust, dated March 7, 1989, as general partner thereof); and

•	6,650 shares subject to stock options held by Ms. Johnson that are exercisable within 60 days of the date hereof.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust or other entity which owns such securities.

CUSIP No. 957638 10 9	Page 5 of 6

(c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 957638 10 9	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2007

By:	/s/ Marianne Boyd Johnson
Marianne Boyd Johnson